United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 02)*

OMB Number 3235-0145
Northern OIl & Gas, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
665531109
(CUSIP Number)
James R. Sankovitz
Northern Oil and Gas, Inc.
315 Manitoba Ave suite 200
Wayzata,  MN  55391
952-476-9800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Michael L. Reger

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  USA

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  4,272,913

  Shared Voting Power

  1,000

  Sole Dispositive Power

  4,272,913 (1)

  Shared Dispositive Power

  1,000

  Aggregate Amount Beneficially Owned by Each Reporting Person

  4,273,913

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  12.52%(1)

  Type of Reporting Person (See Instructions)

  IN

Footnotes:

1. Percentage of beneficial ownership is calculated under applicable SEC regulations based upon 34,120,103 shares of common stock outstanding as of February 12, 2009.

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock, par value $0.001 per share (“Common Stock”) of the Issuer filed by Michael L. Reger (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on May 4, 2007, as amended by that certain Amendment No. 1 to Schedule 13D filed by the reporting person with the SEC on December 31, 2007 (collectively, the “Initial Schedule 13D”).

Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the reporting person in the Initial Schedule 13D.

Item 2. Identity and Background

  Name

  Residence or Business Address

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  Citizenship

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  The following table sets forth the aggregate number and percentage of shares of the Company’s common stock beneficially owned by the reporting person herein:

  Reporting Person: Michael L. Reger
  Shares Beneficially Owned(1): 4,273,913
  Percentage(2): 12.52%

  (1) Consists of 4,272,913 shares of common stock held by Mr. Reger and 1,000 shares owned by his spouse, Brittany Anthone. The information required by Item 2 with respect to the reporting person’s spouse is the same as for the reporting person.
  (2) Percentage of beneficial ownership is calculated under applicable SEC regulations based upon 34,120,103 shares of common stock outstanding as of February 12, 2009.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  For the reporting person under paragraph (a), the following table sets forth the number of shares of the Issuer’s common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition.

  Reporting Person: Michael L. Reger
  Sole Power to Vote: 4,272,913
  Shared Power to Vote: 1,000
  Sole Power of Disposition: 4,272,913
  Shared Power of Disposition: 1,000

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  The reporting person sold the following shares of Common Stock in the open market subsequent to the filing of Amendment No. 1:

  Date of Transaction Shares Sold Price Per Share Aggregate Consideration

  5/16/2008 18,000 $ 10.75 $ 193,500.00
  5/19/2008 32,000 $ 10.80 $ 345,600.00
  5/20/2008 30,000 $ 11.20 $336,000.00

  The reporting person sold the following shares of Common Stock in the open market subsequent to the filing of Amendment No. 1 pursuant to a trading plan established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended:

  Date of Transaction Shares Sold Price Per Share Aggregate Consideration

  6/20/2008 25,000 $ 15.2388 $ 380,970.00
  7/21/2008 15,000 $ 11.9669 $ 179,503.50

  The foregoing shares sold pursuant to Rule 10b5-1 trading plans were sold based upon the volume weighted average price of the Issuer’s common stock on the Transaction Date noted above. Sales occurred on June 20, 2008 at prices varying from $14.90 to $15.53 per share, resulting in an average sale price per share of $15.2388. Sales occurred on July 21, 2008 at prices varying from $11.68 to $12.55 per share, resulting in an average sale price per share of $11.9669.

  The reporting person also disposed of 50,000 shares of Common Stock pursuant to a bona fide gift on June 18, 2008, for which the reporting person received no consideration.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Not applicable.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
Date
Northern Oil and Gas, Inc.
/s/ Michael L. Reger
Signature
Michael L. Reger
Chief Executive Officer
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)